CTS Corporation

Insider Trading Policy

I.
Introduction

The purpose of this Insider Trading Policy (the “Policy”) is to promote compliance with applicable securities laws by CTS Corporation and its subsidiaries (the “Company”) and all directors and employees thereof (and members of the forgoing persons’ immediate families and households and entities controlled by such persons), in order to preserve the reputation and integrity of the Company, as well as that of all persons affiliated with it. This Policy also applies to any person doing business on behalf of the Company or representing the Company such as agents, contract employees, temporary employees, consultants, and contractors. Questions regarding this Policy should be directed to the General Counsel of the Company (the “General Counsel”).

II.
Policy

It is the Company’s policy to comply with all applicable federal and state securities laws, including those relating to buying or selling securities of the Company (“Company Securities”). In the course of conducting the Company’s business, directors and employees of the Company may become aware of material, nonpublic information (this so-called “material, nonpublic information” is defined in Section IV below) regarding the Company or other companies with which we do business (“Company Partners”). Directors and employees of the Company (and members of the forgoing persons’ immediate families and households and entities controlled by such persons) may not transact (including charitable gifts) in Company Securities, or securities of any Company Partner, while in possession of material, nonpublic information regarding the Company or such Company Partner, as applicable, obtained during the course of employment or other involvement with Company business, even if the decision to transact is not based upon the material, nonpublic information.

In addition, entities controlled by any person covered by this Policy, such as trusts or foundations, may not transact in such securities while the person is in possession of such material, nonpublic information. If you have material, nonpublic information, you may not disclose that information to others, even to family members or other employees, except for employees whose job responsibilities require the information or except as otherwise permitted under this Policy.

This Policy will continue to apply to any person whose relationship with the Company terminates as long as the person possesses material, nonpublic information that he or she obtained in the course of his or her employment or relationship with the Company.

III.
Applicability

The general policy stated above applies to all directors and employees of the Company. In order to ensure compliance with this Policy, the Board of Directors of the Company has adopted the following additional procedures, which apply to (a) directors and “officers” (as defined in Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”), “Officers”) of the Company and (b) such additional employees and representatives of the Company and its wholly-owned subsidiaries as determined from time to time by the General Counsel (such individuals in clauses (a) and (b) are referred to collectively herein as “Covered Persons”) and their Related Persons (as defined in Section IV.D. below). The Company has determined that these Covered Persons are likely to have access to material, nonpublic information by virtue of their positions with the Company. These procedures apply regardless of the dollar amount of the transaction or the source of the material, nonpublic information. Any questions regarding the applicability of this Policy to a specific situation should be referred to the General Counsel.

IV.
Definition/Explanations

A.
Who is an “Insider”?

The concept of “insider” is broad. Any person who possesses material, nonpublic information is considered an insider as to that information. Insiders include Company directors, Officers, employees, independent contractors and those persons in a special relationship with the Company (e.g., its auditors, consultants or attorneys). The definition of an insider is transaction specific; that is, an individual is an insider with respect to each material, nonpublic item of which he or she is aware.

B.
What is “Material” Information?

Information is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security or where the fact is likely to have a significant effect on the market price of the security. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security, debt or equity. Some examples of information that may be deemed to be material include:

•
unpublished financial results (including earnings estimates);
•
unpublished statistics about sales;
•
news of a pending or proposed significant Company transaction;
•
major litigation;
•
recapitilizations;
•
significant changes in strategic objectives;
•
a change in control or a significant change in management;
•
news of a significant sale or impairment of assets;
•
changes in dividend policies;
•
cybersecurity incidents; and
•
financial liquidity problems.

The above list is only illustrative and many other types of information may be considered “material” depending on the circumstances. The materiality of particular information is subject to reassessment on a regular basis. When in doubt, please contact the General Counsel.

C.
What is “Nonpublic” Information?

Information is “nonpublic” if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to the public, such as through a report furnished or filed with the Securities and Exchange Commission or through a press release or the newswire services. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination. In addition, even after a public announcement of material information, a reasonable period of time must elapse in order for the market to absorb and react to the information.

Generally, one should allow one full trading day following publication as a reasonable waiting period before such information is deemed to be public. Therefore, if an announcement is made before the commencement of trading on a Monday, a Covered Person may transact in Company Securities starting on Tuesday of that week, because one full trading day would have elapsed by then (all of Monday). If the announcement is made on Monday after trading begins, Covered Persons may not transact in Company Securities until Wednesday. If the announcement is made on Friday after trading begins, Covered Persons may not transact in Company Securities until Tuesday of the following week. Note that this restriction is in addition to any other restrictions that apply under this Policy, including the requirement that transactions by certain Covered Persons be pre-cleared (see Section V.C. below) and that transactions by Covered Persons occur during specified trading windows (see Section V.H. below).

D.
Who is a “Related Person”?

For purposes of this Policy, a “Related Person” includes (1) your spouse, minor children and anyone else living in your household, (2) partnerships in which you are a general partner, (3) corporations in which you either singly or together with other “Related Persons” own a controlling interest, (4) trusts of which you are a trustee, settlor or beneficiary, (5) estates of which you are an executor or beneficiary, or (6) any other group or entity you control, including where you have or share with others the power to decide whether to buy or sell Company Securities. Although a person’s parent, child or sibling may not be considered a Related Person (unless living in the same household), a parent or sibling may be a “tippee” for securities laws purposes. See Section V.D. below for a discussion on the prohibition on “tipping.”

V.
Guidelines
A.
Non-disclosure of Material, Nonpublic Information

Material, nonpublic information must not be disclosed to anyone, except the designated persons within the Company or certain third-party agents of the Company who are subject to confidentiality obligations (such as investment banking advisors or outside legal counsel) whose positions require them to know it, until such information has been publicly released by the Company.

B.
Prohibited Trading in Company Securities

No Covered Persons or their Related Persons may transact in Company Securities or recommend that another person transact in Company Securities (excluding the exercise of options (see Section V.C. below), other than as described in Section V.H. below) outside of a trading window (see Section V.H. below) or when he or she has knowledge of material, nonpublic information concerning the Company that has not been disclosed to the public, except as permitted under a pre-arranged trading plan (see Section V.I. below).

C.
Twenty-Twenty Hindsight/Pre-Clearance

If securities transactions ever become the subject of scrutiny, they are likely to be viewed after-the-fact with the benefit of hindsight. Therefore, (a) directors and Officers of the Company and (b) certain other Covered Persons as determined from time to time by the General Counsel (such individuals in clauses (a) and (b) are referred to collectively herein as “Pre-Clearance Persons”) and their Related Persons must obtain prior clearance from the General Counsel, or his or her designee, before he, she or any of his or her Related Persons makes any transaction in Company Securities. Pre-clearance may only be obtained by submitting the Pre-Trading Clearance and Certification Form attached hereto as Annex A. Each proposed transaction will be evaluated to determine if it raises insider trading concerns or other concerns under the federal or state securities laws and regulations or otherwise. Any advice will relate solely to the restraints imposed by law and will not constitute advice regarding the investment aspects of any transaction. Clearance of a transaction is valid only for a 48-hour period. If the transaction order is not placed within that 48-hour period, clearance of the transaction must be re-requested. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

D.
“Tipping” Information to Others

Insiders may be liable for communicating or tipping material, nonpublic information to any third party (“tippee”), not limited to just Related Persons. Further, insider trading violations are not limited to trading or tipping by insiders. Persons other than insiders also can be liable for insider trading, including tippees who trade on material, nonpublic information tipped to them and individuals who trade on material, nonpublic information that has been misappropriated. Tippees inherit an insider’s duties and are liable for trading on material, nonpublic information illegally tipped to them by an insider. Similarly, just as insiders are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade. In other words, a tippee’s liability for insider trading is no different from that of an insider. Tippees can obtain material, nonpublic information by receiving overt tips from others or through, among other things, conversations at social, business or other gatherings. Therefore, Covered Persons are required to keep completely and strictly confidential all nonpublic information relating to the Company.

E.
Avoid Speculation and Hedging

Investing in Company Securities provides an opportunity to share in the future growth of the Company. Investment in the Company and sharing in the growth of the Company, however, does not mean short-range speculation based on fluctuations in the market. Covered Persons and their Related Persons may not trade in options, warrants, puts and calls or similar derivative instruments relating to Company Securities or sell Company Securities “short.” Such activities may put the personal gain of the Covered Person or Related Person in conflict with the best interests of the Company and its securityholders. Covered Persons and their Related Persons are also prohibited from participating in on-line chat rooms, blogging or commenting in social media on any matter that relates to the Company’s business or financial performance or Company Securities.

Anyone may, of course, exercise options granted to them by the Company and, subject to the restrictions discussed in this Policy and other applicable Company policies, sell shares acquired through exercise of options.

In addition, Covered Persons and their Related Persons may not engage in hedging or monetization transactions, such as zero-cost collars and forward sale contracts. Such transactions may provide ownership in Company Securities without the full risks and rewards of such ownership and, as a result, are not aligned with the interests of our securityholders.

F.
Margin Accounts and Pledges

Company Securities held in a Covered Person’s margin account or pledged as collateral for a loan may be sold without a Covered Person’s consent by the broker if the Covered Person fails to meet a margin call or by the lender in foreclosure if the Covered Person defaults on the loan. A margin or foreclosure sale that occurs when the Covered Person is aware of material, nonpublic information may, under some circumstances, result in unlawful insider trading. Because of this danger, Covered Persons and their Related Persons may not hold Company Securities in a margin account or pledge Company Securities as collateral for a loan.

G.
Trading in Securities of Company Partners

No Covered Person or Related Person may place purchase or sell orders or recommend that another person place a purchase or sell order in the securities of a Company Partner if the person learns of material, nonpublic information about the Company Partner in the course of his/her service to, or employment with, the Company.

H.
Trading Window

In addition to being subject to all of the other limitations in this Policy, Covered Persons and their Related Persons may not transact in Company Securities during the period beginning on the last day of a Company quarterly or annual reporting period and ending one full trading day after the release of the Company quarterly and year-end earnings announcement (except as permitted under a pre-arranged trading plan as described in Section V.I. below). This Policy does not apply to the exercise of stock options for cash and if the exercise does not involve the sale of any Company

Securities, other than Company Securities acquired by the Company in a true “cashless” exercise. In addition, even if the trading window is otherwise open, Covered Persons and their Related Persons cannot transact in Company Securities while they are in possession of material, nonpublic information, and Pre-Clearance Persons and their Related Persons still must receive pre-clearance.

From time to time, however, the Company, through the General Counsel, may close trading during a window period in the light of developments that could involve material, nonpublic information. In these situations, the General Counsel will notify particular individuals that they should not transact in Company securities (except as permitted under a pre-arranged trading plan as described in Section V.I. below) and should not disclose to others the fact that the trading window has been closed. If the relationship of an individual with the Company should terminate while such a notice is in effect, the prohibition will continue to apply until the General Counsel gives notice that the prohibition has been lifted.

I.
Pre-arranged Trading Plans

Rule 10b5-1 promulgated under the Exchange Act (“Rule 10b5-1”) provides a defense from insider trading liability if trades occur pursuant to a pre-arranged “trading plan” that meets specified conditions. Under this rule, if you enter into a binding contract, an instruction or a written plan that specifies the amount, price and date on which securities are to be purchased or sold, and if these arrangements are established at a time when you do not possess material, nonpublic information, then you may claim a defense to insider trading liability if the transactions under the trading plan occur at a time when you have subsequently learned material, nonpublic information. Arrangements under the rule may specify the amount, price and date through a formula or may specify trading parameters which another person has discretion to administer, but you must not exercise any subsequent discretion affecting the transactions, and if your broker or any other person exercises discretion in implementing the trades, you must not influence his or her actions and he or she must not possess any material, nonpublic information at the time of the trades. While trading plans can be established for a single trade or a series of trades, the Company prefers that your trading plan be established for a series of trades because Rule 10b5-1 places certain limitations on single trade plans.

It is important that you document the details of a trading plan properly. Please note that, in addition to the requirements of a trading plan described above, there are a number of additional procedural conditions to Rule 10b5-1 that must be satisfied before you can rely on a trading plan as an affirmative defense against an insider trading charge. These requirements include that you act in good faith, that you not modify your trading instructions while you possess material, nonpublic information, that you not use multiple overlapping plans (subject to certain exceptions), and that you not enter into or alter a corresponding or hedging transaction or position. Because this rule is complex, the Company recommends that you work with a broker and the General Counsel and be sure you fully understand the limitations and conditions of the rule before you establish a trading plan.

All trading plans must be reviewed and approved by the General Counsel before they are implemented. The General Counsel must also review and approve any amendment or modification of a trading plan and approve the early termination of any trading plan, in each case prior to any such amendment, modification or termination.

J.
No Circumvention

No circumvention of this Policy is permitted. Do not try to accomplish indirectly what is prohibited directly by this Policy. The short-term benefits to an individual cannot outweigh the potential liability that may result when an employee is involved in the illegal trading of securities.

VI.
Penalties for Insider Trading

Penalties for trading on or communicating material, nonpublic information are severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all of the penalties below even if he or she does not permanently benefit from the violation. Penalties include:

•
civil injunctions;
•
treble damages;
•
disgorgement of profits;
•
jail sentences of up to 20 years and criminal fines of up to $5 million per violation;
•
civil fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited;
•
fines for the employer or other controlling/supervisory person of up to the greater of $1.2 million or three times the amount of the profit gained or loss avoided plus, in the case of entities only, a criminal penalty of up to $2.5 million; and
•
criminal penalties up to 25 years in prison for knowingly executing a “scheme or artifice to defraud any person” in connection with any registered securities.

In addition, any violation of this Policy can be expected to result in serious sanctions by the Company, including dismissal of the persons involved.

VII.
Acknowledgment

All Covered Persons must certify in writing that they have read and intend to comply with the procedures set forth in this Policy. See Annex B. Additionally, your broker-dealer will need to sign a Broker Instruction and Representation Letter in the event you establish a Rule 10b5-1 trading plan. See Annex C.

VIII.
Amendment; Waivers

The Board of Directors of the Company reserves the right to amend this Policy at any time. The Board of Directors of the Company, a committee of the Board, and, in some circumstances, their designees, may grant a waiver of this Policy on a case-by-case basis, but only under special circumstances.

ANNEX A

CTS Corporation

Pre-Trading Clearance and Certification Form

I desire to make a transaction in securities of CTS Corporation (the “Company”) consisting of:

(describe proposed transaction)

I hereby certify that I have read the Company’s Insider Trading Policy, and I am not now in possession of any material, nonpublic information concerning the Company. I intend to execute this transaction within two days of approval. I understand that I must resubmit this form if the transaction does not take place within that time.

Date	Signature/Certification

Name (print legibly)

Title

The above transaction is: ☐ Approved if made within 2 business days of

Approval Date:

☐ Not Approved

Vice President, General Counsel & Secretary

ANNEX B

Acknowledgement of Policy

CTS Corporation
4925 Indiana Avenue

Lisle, IL 60532

To the General Counsel:

I acknowledge that I have read and understand the CTS Corporation Insider Trading Policy and agree to abide by its provisions.

Signature:

Name (Please Print):

Title:

ANNEX C

CTS Corporation

Sample Broker Instruction/Representation Letter

(Name of Employee)
(Address)
(Telephone/Fax/E-mail)

(Date)

(Name of Broker)
(Name of Brokerage House)
(Address)

Dear (Name of Broker):

With regard to my holdings of securities in CTS Corporation (the “Company”) and those of my related parties, (names of related parties), held in my account with you, I instruct you:

1.
Not to enter any order (except for orders under and pursuant to pre-approved Rule 10b5-1 plans) without first:
•
verifying with the Company that the transaction was pre-cleared by contacting the Company’s General Counsel at general.counsel@ctscorp.com; and
•
complying with your firm’s compliance procedures (e.g., Rule 144)

2.
To report immediately to the Company in writing via e-mail to general.counsel@ctscorp.com the details of every transaction involving Company stock including gifts, transfers and pledges, and all Rule 10b5-1 transactions.

Please execute and return both of the enclosed copies of this representation letter in the enclosed business-reply envelope to:

CTS Corporation
4925 Indiana Avenue

Lisle, IL 60532

Attn: General Counsel

Sincerely,

/s/ (Employee)

Acknowledgement

On behalf of (Name of Brokerage Firm) and the for myself, I acknowledge the foregoing instructions with regard to the holdings of (Name of Insider) and his/her related parties holdings of securities of CTS Corporation and signify my agreement to comply with them.

/s/ Date_____/_____/_____
Name of Broker